UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ZETA ACQUISITION CORP. III

(Exact name of Registrant as specified in its charter)

Delaware	000-53058	61-1547851
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309

(Address of Principal Executive Offices, including Zip Code)

(515) 244-5746

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 6, 2015

Zeta Acquisition Corp. III

c/o Equity Dynamics Inc.

666 Walnut Street, Suite 2116

Des Moines, Iowa 50309

Tel: (515) 244-5746

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

March 6, 2015

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Zeta Acquisition Corp. III, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ZETA ACQUISITION CORP. III. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact John Pappajohn, President and director of Zeta Acquisition Corp. III, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309; telephone (515) 244-5746.

By Order of the Board of Directors,
John Pappajohn
President and Director

Des Moines, Iowa

March 6, 2015

INTRODUCTION

This Information Statement is being mailed to the holders of record as of March 4, 2015 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Zeta Acquisition Corp. III, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Kura Oncology, Inc., a Delaware corporation (“Kura”), pursuant to which Merger Sub will merge with and into Kura, with Kura continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary to be named Kura Operations, Inc. The Merger will occur pursuant to an Agreement and Plan of Merger dated March 6, 2015 entered into by and among the Company, Kura and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about March 6, 2015 to the holders of record of our Common Stock as of March 4, 2015.

The terms of the Merger Agreement provide, among other things, that each outstanding share of Kura common stock, par value $0.001 per share, will be exchanged for one-half of one share of our Common Stock. Further, in connection with the closing of the proposed Merger, and pursuant to a proposed Redemption Agreement (the “Redemption Agreement”), between us and our current stockholders, we plan to redeem, immediately following the effective time of the Merger (the “Effective Time”), all shares of our Common Stock held by such stockholders in exchange for aggregate consideration of $70,000 (the “Redemption”) plus fees and expenses of our counsel not to exceed $30,000.

Assuming the closing of the proposed Merger (the “Closing”), and assuming the completion of the proposed Redemption, Kura’s former stockholders will collectively hold 100% of our capital stock. The Merger Agreement also contemplates a change in the majority of the Board on the eleventh day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will appoint Troy E. Wilson, Ph.D., J.D. as our Chairman, President and Chief Executive Officer to serve on the Board with Mr. Kinley and Mr. Pappajohn will resign as director and President of the Company. At the Effective Time, Mr. Kinley will resign from all of his positions as an officer of the Company. In addition, immediately following the Effective Time, the Board will appoint Heidi Henson as our Chief Financial Officer and Secretary; Yi Liu, Ph.D. as our Chief Scientific Officer; Antonio Gualberto, M.D., Ph.D. as our Chief Medical Officer; Annette North as our Senior Vice President, General Counsel; and Pingda Ren, Ph.D. as our Senior Vice President, Chemistry and Pharmaceutical Sciences. On the New Board Effective Date, Robert E. Hoffman will be appointed to the Board to serve on the Board with Dr. Wilson, and Mr. Kinley will resign from the Board as of such date.

The foregoing descriptions of the Merger Agreement and the proposed Redemption Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Redemption Agreement, copies of which we plan to file as exhibits to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreements.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of March 4, 2015 on or about March 6, 2015.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of March 4, 2015, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement by and among the Company, Merger Sub and Kura, at the Effective Time of the Merger, Kura will become our wholly-owned subsidiary and, assuming the completion of the proposed Redemption, the former stockholders of Kura will collectively hold 100% of our issued and outstanding capital stock.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Kura stockholders will be issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

As described above, pursuant to the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will appoint Troy E. Wilson, Ph.D., J.D. as our Chairman, President and Chief Executive Officer to serve on the Board with Mr. Kinley and Mr. Pappajohn will resign as director and President of the Company. At the Effective Time, Mr. Kinley will resign from all of his positions as an officer of the Company. In addition, immediately following the Effective Time, the Board will appoint Heidi Henson as our Chief Financial Officer and Secretary; Yi Liu, Ph.D. as our Chief Scientific Officer; Antonio Gualberto, M.D., Ph.D. as our Chief Medical Officer; Annette North as our Senior Vice President, General Counsel; and Pingda Ren, Ph.D. as our Senior Vice President, Chemistry and Pharmaceutical Sciences. On the New Board Effective Date, Robert E. Hoffman will be appointed to the Board to serve on the Board with Dr. Wilson, and Mr. Kinley will resign from the Board as of such date.

In connection with the proposed Merger, Mr. Kinley will resign as our director on the New Board Effective Date and from all of his positions as an officer of the Company at the Effective Time and Mr. Pappajohn will resign as director and from all of his positions as an officer of the Company as of the Effective Time. Because of the issuance of securities contemplated by the Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies and compliance with regulatory requirements set forth in the Merger Agreement. Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Kura prior to the New Board Effective Date.

Current Executive Officer and Director

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
John Pappajohn	86	President and Director
Matthew P. Kinley	47	Secretary, Chief Financial Officer and Director

John Pappajohn has served as our President and Director since inception. Mr. Pappajohn currently serves as the President and principal stockholder of Equity Dynamics, Inc., a financial consulting firm, and has served as such since 1969. He is also the sole owner of Pappajohn Capital Resources, a venture capital firm. Since January 6, 2014, Mr. Pappajohn has been the chairman of the board of directors of Cancer Genetics, Inc., which is traded on the Nasdaq Capital Market under the symbol “CGIX.” Mr. Pappajohn has been involved in the development and financing of more than one hundred companies during his career and has served as a director of more than 40 public companies. Mr. Pappajohn currently serves as a director of the following public companies: American CareSource Holdings, Inc., and CNS Response, Inc., which trade under the symbols “NASDAQ:ANCI”, and “NASDAQ OTCBB:CNSO”, respectively. Mr. Pappajohn received his B.S.C. from the University of Iowa in 1952.

Matthew P. Kinley has served as our Chief Financial Officer, Secretary and a Director since inception. Mr. Kinley currently serves as the Senior Vice President of Equity Dynamics, Inc., a financial consulting firm, and Pappajohn Capital Resources, a venture capital firm. He has served as such since 1995. Mr. Kinley served as President and as a director of Healthcare Acquisition Corp. from April 2005 through August 2007. Healthcare Acquisition Corp. is now the public company known as PharmAthene, Inc., which trades under the symbol “NYSE MKT:PIP”. Mr. Kinley has been involved in the financing and development of more than 25 companies in the past ten years. Mr. Kinley currently serves as a director of American CareSource Holdings, Inc. which trades under the symbol “NASDAQ:ANCI”. From 1990 through 1995, Mr. Kinley was manager and held various positions at KPMG Peat Marwick, working on tax, audit and merger and acquisition issues. He currently serves on the Board of Directors of several private companies. Mr. Kinley also serves on the College of Business Executive Advisory Board and the Entrepreneurial Center Advisory Board at the University of Northern Iowa. Mr. Kinley received his B.A. in Business, with highest honors, from the University of Northern Iowa in May 1990.

Mr. Pappajohn’s and Mr. Kinley’s past experience as executive officers and directors of shell companies which have completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Robert E. Hoffman will become a director of the Company on the New Board Effective Date, at which time Mr. Kinley will resign from the Board. Mr. Kinley’s biographical information is provided above.

Name	Age	Position
Executive Officers
Troy Wilson, Ph.D., J.D.	46	Chairman, President and Chief Executive Officer
Heidi Henson	49	Chief Financial Officer and Secretary
Yi Liu, Ph.D.	47	Chief Scientific Officer
Antonio Gualberto, M.D., Ph.D.	50	Chief Medical Officer
Annette North	49	Senior Vice President, General Counsel
Pingda Ren, Ph.D.	46	Senior Vice President, Chemistry and Pharmaceutical Sciences

Non-Employee Directors and Directors-Elect
Matthew P. Kinley	47	Director
Robert E. Hoffman	49	Director-Elect

Executive Officers

Troy Wilson, Ph.D., J.D. has served as the President and Chief Executive Officer of Kura, as well as a member of Kura’s board of directors, since August 2014. Dr. Wilson co-founded Kura in August 2014. Dr. Wilson has served as President and Chief Executive Officer of Wellspring Biosciences LLC, a private biopharmaceutical company, and its parent company Araxes Pharma LLC since July 2012 and as President and Chief Executive Officer of Avidity NanoMedicines LLC, a private biopharmaceutical company, since November 2012. Dr. Wilson served as the President and Chief Executive Officer and a member of the board of directors of Intellikine, Inc., a private biopharmaceutical company, from April 2007 to January 2012 and from August 2007 to January 2012, respectively, until its acquisition by Takeda Pharmaceuticals. He has also been a member of the board of directors of Puma Biotechnology, Inc., a public biopharmaceutical company, since October 2013, a member of the board of directors of Zosano Pharma, Inc., a public biopharmaceutical company, since June 2014, and a member of the board of managers of Araxes Pharma LLC, a private biopharmaceutical company, since May 2012, a member of the board of managers of Avidity NanoMedicines LLC since November 2012 and a member of the board of managers of Wellspring Biosciences LLC since May 2012. He holds a J.D. from New York University and graduated with a Ph.D. in bioorganic chemistry and a B.A. in biophysics from the University of California, Berkeley. Our board of directors believes that Dr. Wilson’s experience in the pharmaceutical industry and his experience serving in executive roles and on other boards of directors qualify him to serve on our board of directors, including as our chairman.

Heidi Henson has served as the Chief Financial Officer and Secretary of Kura since August 2014. Ms. Henson has also served as Chief Financial Officer and Secretary of Wellspring Biosciences LLC, a private biopharmaceutical company, and its parent company Araxes Pharma LLC, since July 2012. From 2007 to March 2012, Ms. Henson served as the Vice President, Finance at Intellikine, Inc., a private biopharmaceutical company, until its acquisition by Takeda Pharmaceuticals. Ms. Henson has served as an independent financial consultant for several years assisting with various start-up activities for early stage companies, SEC reporting and Sarbanes-Oxley implementation and compliance. Ms. Henson previously served as Director of Finance at Anadys Pharmaceuticals, Inc., a public biopharmaceutical company, and held a number of management positions with Fair Isaac & Co., Inc. (formally HNC Software, Inc.), a public software company. Ms. Henson began her career in auditing at PricewaterhouseCoopers LLP, a public accounting firm, where she served both public and private companies. She received a Bachelor’s of Accountancy from the University of San Diego and is a Certified Public Accountant.

Yi Liu, Ph.D. has served as the Chief Scientific Officer of Kura since October 2014. Dr. Liu co-founded Kura in August 2014. Prior to that, Dr. Liu co-founded and served as Chief Scientific Officer of Wellspring Biosciences LLC, a private biopharmaceutical company, from July 2012 to September 2014. Dr. Liu also co-founded Intellikine, Inc., a private biopharmaceutical company, where he served as Vice President of Drug Discovery from 2007 to May 2012, until its acquisition by Takeda Pharmaceuticals. Prior to Intellikine, Dr. Liu was the head of the drug design group at the Genomics Institute of the Novartis Research Foundation. Earlier in his career, he held senior scientist positions at both SGX Pharmaceuticals, Inc., a public biopharmaceutical company which was acquired by Eli Lilly and Company in 2008, and Curagen Corporation, a public biopharmaceutical development company. Dr. Liu received his Ph.D. in Biochemistry from Princeton University, his MSc in computational chemistry from Beijing University and his BE in Chemical Engineering from Tsinghua University.

Antonio Gualberto, M.D., Ph.D. has served as the Chief Medical Officer of Kura since October 2014. Dr. Gualberto co-founded Kura in August 2014. From June 2012 to September 2014, Dr. Gualberto served as the department head of the global clinical development center for oncology at EMD Serono, Inc., the biopharmaceutical subsidiary in the United States of Merck KGaA, Darmstadt, Germany, a global pharmaceutical and chemical group. Prior to this, from September 2010 to April 2012, Dr. Gualberto served as group head of clinical research for the Takeda Oncology Company, a private biopharmaceutical company. From October 1999 to August 2010 Dr. Gualberto served in varying roles at Pfizer, Inc., a public pharmaceutical company, including Senior Investigator to Senior Director, Clinical Development and Medical Affairs, Interim Project Team Leader and Global Clinical Leader. He has also held several academic positions including, from October 2008 to June 2012, an adjunct appointment of associate professor of pathology and laboratory medicine at Brown University. Dr. Gualberto received his B.S. from Trinidad College and M.D. and Ph.D. degrees from the University of Seville in Spain. He received postgraduate fellowship training at Case Western Reserve University and the University of North Carolina at Chapel Hill Lineberger Comprehensive Cancer Center.

Annette North has served as the Senior Vice President, General Counsel of Kura since January 2015. Ms. North also serves as General Counsel and Secretary of Wellspring Biosciences LLC and its parent company Araxes Pharma LLC. Prior to joining us, Ms. North served as Senior Vice President and General Counsel of Ambit Biosciences Corporation, a public biopharmaceutical company, from June 2013 to January 2015, during which time Ambit completed its initial public offering and was acquired by Daiichi Sankyo Company Limited. From January 2009 to December 2014, Ms. North was an independent legal consultant to a number of life sciences companies. From 2000 to 2008, Ms. North served as General Counsel and held a number of other positions at SGX Pharmaceuticals, Inc., a public biopharmaceutical company which was acquired by Eli Lilly and Company in 2008. Earlier in her career, Ms. North served as Senior Director of Operations and Legal at Axys Pharmaceuticals, Inc., a biopharmaceutical company, and Director of Legal Affairs at Sequana Therapeutics, Inc., a biopharmaceutical company. Ms. North received both her Bachelor of Commerce and her Bachelor of Laws from the University of Melbourne, Australia.

Pingda Ren, Ph.D. has served as the Senior Vice President of Chemistry and Pharmaceutical Sciences of Kura since October 2014. Dr. Ren co-founded Kura in August 2014. Prior to that, Dr. Ren co-founded and served as Senior Vice President of Chemistry of Wellspring Biosciences LLC, a private biopharmaceutical company, from July 2012 to September 2014. Dr. Ren also co-founded Intellikine, Inc., a private biopharmaceutical company, where he served as Vice President of Chemistry from 2007 to May 2012, until its acquisition by Takeda Pharmaceuticals. Prior to Intellikine, Dr. Ren was a Senior Research Investigator in Genomics Institute of the Novartis Research Foundation. Earlier in his career, Dr. Ren was a Senior Research Chemist at Albany Molecular Research Inc., a public global contract research and manufacturing organization. Dr. Ren earned his B.A and Ph.D. of Chemistry from Fudan University in China. He completed his postdoctoral research with Professor Huw M. L. Davies at State University of New York at Buffalo.

Non-Employee Directors

Matthew P. Kinley served as our Chief Financial Officer and Secretary since our inception in 2007 until the closing of the Merger in March 2015. In addition, he has served a member of our board of directors since our inception in 2007, but has agreed to resign as a director effective upon the eleventh day following the date we file with the SEC and mail to our stockholders prior to the Merger a Schedule 14f-1 reporting a change in the majority of our directors. Mr. Kinley currently serves as the Senior Vice President of Equity Dynamics, Inc., a financial consulting firm, and Pappajohn Capital Resources, a venture capital firm. He has served as such since 1995. Mr. Kinley served as President and as a director of Healthcare Acquisition Corp. from April 2005 through August 2007. Healthcare Acquisition Corp. is now the public company known as PharmAthene, Inc., which trades under the symbol “NYSE MKT:PIP”. Mr. Kinley has been involved in the financing and development of more than 25 companies in the past ten years. Mr. Kinley currently serves as a director of American CareSource Holdings, Inc. which trades under the symbol “NASDAQ:ANCI”. From 1990 through 1995, Mr. Kinley was manager and held various positions at KPMG Peat Marwick, working on tax, audit and merger and acquisition issues. He currently serves on the board of directors of several private companies. Mr. Kinley also serves on the College of Business Executive Advisory Board and the Entrepreneurial Center Advisory Board at the University of Northern Iowa. Mr. Kinley received his B.A. in Business, with highest honors, from the University of Northern Iowa in May 1990. Mr. Kinley’s experience serving in executive roles and on other boards of directors qualify him to serve on our board of directors until the director-elect takes office.

Robert E. Hoffman. Mr. Hoffman has served as Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc., or Arena, a public biopharmaceutical company, since June 2012. Mr. Hoffman served as the Vice President, Finance and Chief Financial Officer of Arena from August 2011 to June 2012 and previously from December 2005 to March 2011. Mr. Hoffman served as Vice President, Finance and Chief Accounting Officer of Arena from June 2004 to December 2005, as Vice President, Finance of Arena from April 2000 to June 2004, and as Controller of Arena from August 1997 to April 2000. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman is a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. Mr. Hoffman serves as a member of the Financial Accounting Standards Board’s Small Business Advisory Committee and the steering committee of the Association of Bioscience Financial Officers. Mr. Hoffman is also a member and a former director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California. Our board of directors believes that Mr. Hoffman’s experience in the biopharmaceutical industry and his experience serving in executive roles qualify him to serve on our board of directors.

Terms of Office

The Company’s directors and officers have been appointed for a one-year term or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. Immediately following the completion of the Merger, Mr. Pappajohn will resign as director of the Company and from all of his roles as an officer of the Company as of the Effective Time and Troy Wilson, Ph.D., J.D. will be appointed as Chairman of the Board to serve on the Board with Mr. Kinley. On the New Board Effective Date, Robert E. Hoffman will become a director to serve on the Board with Dr. Wilson, at which time our remaining current director, Mr. Kinley, will resign from the Board.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Zeta Acquisition Corp. III

On January 17, 2012, the Company issued promissory notes to John Pappajohn, our President, director and a stockholder and two other non-management stockholders of the Company in an aggregate principal amount equal to $15,000. On February 29, 2012, the Company issued a promissory note to Matthew P. Kinley, our Chief Financial Officer, director and a stockholder of the Company in the amount of $10,000. On June 20, 2013, the Company issued a promissory note to Mr. Pappajohn in the amount of $10,000. On June 28, 2013, the Company issued promissory notes to Mr. Kinley and two other non-management stockholders of the Company in an aggregate principal amount equal to $15,000. On September 30, 2014, the Company issued promissory notes to Mr. Pappajohn, Mr. Kinley, AANA Ltd., and NICALE Partners in the amounts of $6,000, $6,000, $1,875, and $1,125, respectively. On February 12, 2015, the Company issued a promissory note to Goldfield Partners in the amount of $15,000. Mr. Kinley and his immediate family members are the sole owners of Goldfield Partners. All of the notes accrue interest at a rate of 6% per annum, are unsecured and due on demand.

The Company currently utilizes the office space and equipment of its management at no cost.

Kura Oncology, Inc.

As described above, our proposed members of the Board on the Effective Date consist of the sole member of the board of directors of Kura and one newly appointed director; our proposed President, Chief Executive Officer and Chairman of the Board following the Merger is the President and Chief Executive Officer of Kura; our proposed Chief Financial Officer and Secretary following the Merger is the Chief Financial Officer and Secretary of Kura; our proposed Chief Scientific Officer following the Merger is the Chief Scientific Officer of Kura; our proposed Chief Medical Officer following the Merger is the Chief Medical Officer of Kura; our proposed Vice President, General Counsel following the Merger is the Vice President, General Counsel of Kura; and our proposed Senior Vice President, Chemistry and Pharmaceutical Sciences following the Merger is the Vice President, Chemistry and Pharmaceutical Sciences of Kura.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, our directors, John Pappajohn and Matthew P. Kinley would not be considered independent as they also each serve as an executive officer of the Company. In addition, Troy Wilson, Ph.D., J.D. would not be considered independent as he will serve as an executive officer of the Company.

It is expected that upon the effectiveness of the appointment of Robert E. Hoffman as a member of our Board on the New Board Effective Date, he will be considered an independent director as that term is defined under NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended December 31, 2014, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2014 by the unanimous written consent of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only four stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended December 31, 2014 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company’s fiscal year ended December 31, 2014 were timely filed.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serve in these capacities.

Board Leadership Structure and Role in Risk Oversight

John Pappajohn currently serves as our President and a director and Matthew P. Kinley currently serves as our Chief Financial Officer, Secretary and a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger, the Board will initially be comprised of two directors, consisting of Troy E. Wilson, Ph.D., J.D. and Mr. Kinley. On the New Board Effective Date, the Board will be comprised of two directors, consisting of Dr. Wilson and Robert E. Hoffman, with Dr. Wilson serving as our Chairman, President and Chief Executive Officer.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Zeta Acquisition Corp. III, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Kura Oncology, Inc., 11119 N. Torrey Pines Road, Suite 125, La Jolla, California 92037, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we intend to assume Kura’s existing equity incentive plan and concurrently amend and restate such plan.

Compensation Committee Interlocks and Insider Participation

As described above, we have not provided our officers and directors with any compensation since our inception. As a result, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because the Company does not have a compensation committee or a committee performing similar functions, it does not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of March 4, 2015 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of March 4, 2015, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger		Percentage of Common Stock Beneficially Owned Pre-Merger
John Pappajohn c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	President and director	2,000,000		40.0%

Matthew P. Kinley c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	Chief Financial Officer, Secretary and director	2,000,000		40.0%

AANA Ltd. c/o Argyris Vassiliou 94 Nathan Hale Drive Stamford, Connecticut 06902		625,000	(1)	12.5%

NICALE Partners c/o Argyris Vassiliou 94 Nathan Hale Drive Stamford, Connecticut 06902		375,000	(2)	7.5%

All Officers and Directors as a group (2 individuals)		4,000,000		80.0%

(1)	Represents shares of Common Stock owned by AANA Ltd. Mr. Vassiliou, his wife and his two minor children are the owner of AANA Ltd. Mr. Vassiliou has sole investment and voting power of these shares. Therefore, Mr. Vassiliou may be deemed the beneficial owner of the shares of common stock held by AANA Ltd.
(2)	Represents shares of Common Stock owned by NICALE Partners. Mr. Vassiliou’s minor children are the owners of NICALE Partners. Mr. Vassiliou has sole investment and voting power of these shares. Therefore, Mr. Vassiliou may be deemed the beneficial owner of the shares of common stock held by NICALE Partners.

Following the Merger and Redemption

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the Merger and the proposed Redemption occurs on March 6, 2015, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director, director-elect and named executive officer of the Company and (iii) all officers, directors and directors-elect as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 14,508,177 shares of Common Stock issued and outstanding following the Merger and the Redemption, which includes shares of Common Stock to be issued upon exchange of shares of Kura common stock to be purchased in a private placement of Kura that we expect will be consummated immediately prior to the Merger.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Kura Oncology, Inc., 11119 N. Torrey Pines Road, Suite 125, La Jolla, California 92037.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#)(1)	Percentage of Common Stock Beneficially Owned (%)(1)
Directors, Directors-Elect and Named Executive Officers
Troy E. Wilson, Ph.D.(2)	Chairman, President and Chief Executive Officer	2,168,727	14.95%
Matthew P. Kinley	Director	—	*
Robert E. Hoffman	Director-Elect	9,494	*
All current executive officers, directors and directors-elect as a group (8 persons)(3)		4,391,521	30.27%

Other 5% or More Stockholders
Entities affiliated with FMR LLC(4)		1,846,519	12.73%
EcoR1 Capital, LLC(5)		1,450,000	9.99%
ARCH Venture Fund VIII, L.P.(6)		1,344,937	9.27%
Pingda Ren, Ph.D.(7)		773,982	5.33%
Yi Liu, Ph.D.(8)		749,999	5.17%
Kevan Shokat(9)		750,000	5.17%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of March 6, 2015, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Consists of (a) 12,500 shares of common stock owned by the 2013 If I Ran the Circus Irrevocable Trust for the benefit of Aidan Eliasson, a trust for the benefit of Dr. Wilson’s minor child, (b) 12,500 shares of common stock owned by the 2013 If I Ran the Circus Irrevocable Trust for the benefit of Ethan Eliasson, a trust for the benefit of Dr. Wilson’s minor child, (c) 1,736,991 shares of restricted common stock and common stock owned by Red Fish Blue Fish Revocable Trust, dated December 31, 2012, 1,458,334 shares of which are subject to a right of repurchase by us as of May 5, 2015, and (d) 406,736 shares of common stock owned by Araxes Pharma LLC. Dr. Wilson is the trustee of Red Fish Blue Fish Revocable Trust, dated December 31, 2012 and as such has the dispositive power and control over the securities held by such trust.
(3)	Consists of the shares identified in footnotes (2), (7), and (8) and includes 698,813 shares of restricted common stock and common stock owned by four other executive officers, directors-elect and/or entities affiliated with such executive officers or directors-elect, 537,762 shares of which are subject to a right of repurchase by us as of May 5, 2015.
(4)	Consists of (a) 1,520,587 shares of common stock owned by Fidelity Select Portfolios: Biotechnology Portfolio, or Fidelity Select, and (b) 325,932 shares of common stock owned by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, or Fidelity Advisor. Fidelity Select has an address at c/o Brown Brothers Harriman & Co, 140 Broadway, New York, NY 10005-1101 and Fidelity Advisor has an address at c/o Newport Office Center, 570 Washington Blvd., Jersey City, NJ 07310.
(5)	Consists of (a) 918,000 shares of common stock owned by EcoR1 Capital Fund Qualified, L.P. and (b) 532,000 shares of common stock owned by EcoR1 Capital Fund, L.P. EcoR1 Capital, LLC has an address at 409 Illinois Street, San Francisco, CA 94158.
(6)	Consists of shares held of record by ARCH Venture Fund VIII, L.P., or ARCH VIII. ARCH Venture Partners VIII, L.P., or the GPLP, as the sole general partner of ARCH VIII, may be deemed to beneficially own certain of the shares held of record by ARCH VIII. The GPLP disclaims beneficial ownership of all shares held of record by ARCH VIII in which the GPLP does not have an actual pecuniary interest. ARCH Venture Partners VIII, LLC, or the GPLLC, as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held of record by ARCH VIII. The GPLLC disclaims beneficial ownership of all shares held of record by ARCH VIII in which it does not have an actual pecuniary interest. Keith Crandell, Clinton Bybee and Robert Nelsen are the managing directors of the GPLLC, and may be deemed to beneficially own certain of the shares held of record by ARCH VIII. The managing directors disclaim beneficial ownership of all shares held of record by ARCH VIII in which they do not have an actual pecuniary interest. ARCH Venture Fund VIII, L.P. has an address at 8725 West Higgins Road, Suite 290, Chicago, IL 60631.
(7)	Consists of (a) 734,375 shares of restricted common stock owned by Pingda Ren, Ph.D., 625,000 shares of which are subject to a right of repurchase by us as of May 5, 2015, (b) 23,983 shares of common stock owned by Pingda Ren, Ph.D., (c) 7,812 shares of common stock owned by Pingda Ren, Custodian for Evan T. Ren, of which Dr. Ren has dispositive power and control, and (d) 7,812 shares of common stock owned by Pingda Ren, Custodian for Oliver T. Ren, of which Dr. Ren has dispositive power and control.
(8)	Consists of (a) 734,375 shares of restricted common stock owned by Yi Liu, Ph.D., 625,000 shares of which are subject to a right of repurchase by us as of May 5, 2015, (b) 7,812 shares of common stock owned by Yi Liu, Custodian for Max Liu, of which Dr. Liu has dispositive power and control, and (c) 7,812 shares of common stock owned by Yi Liu, Custodian for Nicholas Liu, of which Dr. Liu has dispositive power and control.
(9)	Consists of 750,000 shares of restricted common stock owned by Kevan Shokat, 625,000 shares of which are subject to a right of repurchase by us as of May 5, 2015.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Zeta Acquisition Corp. III, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309, Attention: Board of Directors.